
13000015



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 12/21/12

January 11, 2013

Meredith Sanderlin Thrower
Dominion Resources Services, Inc.
meredith.s.thrower@dom.com

Act: 1934
Section: 14a-8
Rule: 14a-8
Public
Availability: 1/11/13

Re: Dominion Resources, Inc.
Incoming letter dated December 21, 2012

Dear Ms. Thrower:

This is in response to your letters dated December 21, 2012 and January 2, 2013 concerning the shareholder proposal submitted to Dominion by John Chevedden. We also have received letters from the proponent dated December 28, 2012 and January 6, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 11, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dominion Resources, Inc.
Incoming letter dated December 21, 2012

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders of 10% of the company's outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

There appears to be some basis for your view that Dominion may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Dominion to amend Dominion's bylaws to permit the holders of more than one-third of the company's outstanding shares of common stock to call a special meeting of shareholders. You indicate that the proposal and the proposal sponsored by Dominion directly conflict. You also indicate that inclusion of both proposals would present alternative and conflicting decisions for the shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Dominion omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Dominion relies.

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 6, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Dominion Resources Inc. (D)
Special Shareowner Meetings
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 21, 2012 company request concerning this rule 14a-8 proposal.

The company claims that it will publish a vague proposal on the same topic as this proposal. However, based on the information the company has provided, the vague company proposal may be a moot proposal – allowing shareholders to call a special meeting only under the narrowest of conditions and the most unfavorable circumstances.

Plus the company did not made a commitment to the Staff that if it publishes its own proposal on this topic that it will make the material disclosure in its 2103 definite proxy that it is making its own proposal in response to a proposal made by a shareholder in order to exclude the shareholder proposal. This is a material fact which cannot lawfully be omitted (rule 14a-9).

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Meredith S Thrower <Meredith.S.Thrower@dom.com>

[D: Rule 14a-8 Proposal, October 16, 2012, Revised November 23, 2012]

4* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 60% support at CVS, Sprint and Safeway.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

The GMI/Corporate Library, an independent investment research firm had continuously rated our company "D" since 2008 with "High Governance Risk" and "Very High Concern" in executive pay – $13 million for Thomas Farrell. Mr. Farrell's pay in the form of stock should have performance-vesting criteria. Mr. Farrell also received an added $4 million for his retirement.

We did not have an independent board chairman or even an independent Lead Director. We did not have the right to act by written consent. The 2011 written consent shareholder proposal would have probably received a majority vote had our board been neutral on this topic.

The power of our executive pay committee and nomination committee were combined into one committee for no good reason. The majority of this committee included John Harris, Frank Royal and David Wollard who were inside-related directors. Messrs. Harris, Royal and Wollard will each make a $.5 million contribution to charity paid for by our company. Their independence was further eroded by 13 to 18 years of long-tenure. Mr. Harris received by far our highest negative votes. Messrs. Royal and Wollard were beyond age 72. Michael Szymanczyk, a new director in 2012, brought experience from the D-rated board of Altria.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance:

Special Shareowner Meetings – Proposal 4.*

Dominion Resources Services, Inc.
Law Department
P.O. Box 26532, Richmond, VA 23261


Dominion®

January 2, 2013

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Dominion Resources, Inc. – Supplemental Letter Regarding Shareholder Proposal Submitted by Mr. John Chevedden

Ladies and Gentlemen:

This letter is submitted by Dominion Resources, Inc., a Virginia corporation (the "Company") in response to a letter dated December 28, 2012 submitted to the Securities and Exchange Commission by John Chevedden. On December 18, 2012, the Board of Directors of the Company approved an amendment to the Company's Amended and Restated Bylaws, subject to shareholder approval, to permit the holders of more than one-third of the Company's outstanding shares of common stock to call a special meeting of the shareholders.

If you have any questions or need any additional information with regard to the foregoing, please contact the undersigned at (804) 819-2139, or at meredith.s.thrower@dom.com.

Sincerely,

Meredith Sanderlin Thrower
Senior Counsel – Corporate Finance, Securities and M&A

cc: Mr. John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 28, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Dominion Resources Inc. (D)
Special Shareowner Meetings
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 21, 2012 company request concerning this rule 14a-8 proposal.

The company intention (with no details of any work in progress) to submit a management proposal is a hollow intention. If this proposal were withdrawn today this purely defensive company intention would vaporize faster than the tape in the opening segment of the *Mission Impossible* TV series.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Meredith S Thrower <Meredith.S.Thrower@dom.com>

Dominion Resources Services, Inc.
Law Department
P.O. Box 26532, Richmond, VA 23261


Dominion

December 21, 2012

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Dominion Resources, Inc. – Exclusion of Shareholder Proposal Submitted by Mr. John Chevedden Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") advise Dominion Resources, Inc., a Virginia corporation (the "Company"), that it will not recommend any enforcement action to the SEC if the Company omits from its proxy materials to be distributed in connection with its 2013 annual meeting of shareholders (the "Proxy Materials") a proposal (the "Proposal") and supporting statement submitted to the Company on October 16, 2012 by Mr. John Chevedden ("Mr. Chevedden" or the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to the Proponent.

The Company anticipates that its Proxy Materials will be available for mailing on or about March 19, 2013. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

The Company agrees to forward promptly to Mr. Chevedden any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to the Company only.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the SEC or Staff. Accordingly, we are taking this opportunity to inform the Proponent that if Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.
>
> This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

A copy of the Proposal and supporting statement, as well as the related correspondence regarding the Proponent's share ownership, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

The Company believes the Proposal may be properly excluded from the Proxy Materials pursuant to:

- Rule 14a-8(i)(9) because it directly conflicts with a proposal to be submitted by the Company at its 2013 annual meeting;
- Rule 14a-8(i)(1) because it is improper under state law;
- Rule 14a-8(i)(2) because it would cause the Company to violate state law; and
- Rule 14a-8(i)(6) because the Company would lack the power or authority to implement the proposal.

The Company also believes that portions of the supporting statement are materially false or misleading and may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(3).

DISCUSSION

I. Background

Under the Virginia Stock Corporation Act, a special meeting of a company's shareholders may be called by the board, the chairman of the board, the president, or "the person or persons authorized to do so by the articles of incorporation or bylaws." Va. Code Ann. § 13.1-655. Currently, neither the Company's Articles of Incorporation (the "Articles") nor its Amended and Restated Bylaws (the "Bylaws") permit shareholders to call a special meeting. Instead, Article IV of the Bylaws provides that a special meeting "shall be held whenever called by the Chairman of the Board of Directors, the Vice Chairman, the Chief Executive Officer, or a majority of the Directors." This provision, pursuant to Article XXXII of the Bylaws and Article V of the Articles, can only be amended by an affirmative vote of a majority of the Company's shareholders.

The Board of Directors of the Company (the "Board") intends to present a proposal at the Company's 2013 annual meeting asking the Company's shareholders to approve an amendment to the Company's Bylaws that would permit the holders of more than one-third of the Company's outstanding shares of common stock to call a special meeting of the shareholders (the "Company Proposal").

II. Analysis

A. The Proposal May Be Excluded under Rule 14a-8(i)(9) Because it Directly Conflicts with the Company Proposal

A company may exclude a shareholder proposal from its proxy materials under Rule 14a-8(i)(9) "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." In order for this exclusion to be available, the proposals need not be "identical in scope or focus." *See* Exchange Act Release No. 34-40018, at n. 27 (May 21, 1998).

The Staff has consistently granted no-action relief under Rule 14a-8(i)(9) where a shareholder-sponsored special meeting proposal contains an ownership threshold that differs from a company-sponsored special meeting proposal, because submitting both proposals to a shareholder vote (i) would present alternative and conflicting decisions for shareholders and (ii) could produce inconsistent and ambiguous results.

For example, in *The Dun & Bradstreet Corp.* (January 31, 2012), the Staff concurred with the exclusion of a shareholder proposal that would have permitted the holders of at least 10% of the company's outstanding common stock to call a special meeting because it conflicted with the company's proposal to permit the holders of at least 40% of the company's outstanding common stock to call a special meeting. The Staff noted that, due to the proposals conflicting ownership thresholds, the inclusion of both proposals in the company's proxy materials would (i) present alternative and conflicting decisions for shareholders and (ii) create the potential for inconsistent and ambiguous results.

More recently, in *Harris Corp.* (July 20, 2012), the Staff granted no-action relief under Rule 14a-8(i)(9) where a shareholder proposal seeking to enable the holders of 10% of the company's outstanding common stock to call a special meeting conflicted with the company's proposal to permit the holders of 25% of the company's outstanding common stock to call such a meeting. In granting such relief, the Staff indicated that the company expressed concerns identical to those noted above.

On numerous other occasions, the Staff has consistently granted no-action relief in circumstances substantially similar to those mentioned above. *See, e.g., Equinix, Inc.* (March 27, 2012) (where a shareholder's 10% ownership threshold conflicted with the company's 25% threshold); *Cognizant Technology Solutions Corp.* (March 15, 2012) (same); *Biogen Idec Inc.* (March 13, 2012) (same); *Omnicom Group Inc.* (February 27, 2012) (same); *Devon Energy Corp.* (February 21, 2012) (same); *McDonald's Corp.* (February 1, 2012) (same); *Flowserve Corp.* (January 31, 2012) (same); *Cummins Inc.* (January 24, 2012) (same); *Hospira, Inc.* (January 20, 2012) (same); *eBay Inc.* (January 13, 2012) (same); *Fluor Corp.* (January 11, 2012) (same); *Praxair, Inc.* (January 11, 2012) (same); *ITT Corp.* (February 28, 2011) (where the shareholder's 10% ownership threshold conflicted with the company's 35% threshold); *Liz Claiborne, Inc.* (February 25, 2010) (where the shareholder's 10% ownership threshold conflicted with the company's 35% threshold); *Medco Health Solutions, Inc.* (January 4, 2010) (where the shareholder's 10% ownership threshold conflicted with the company's 40% threshold); *EMC Corp.* (February 24, 2009) (same).

Here, similar to each of the instances cited above, the Proposal directly conflicts with the Company Proposal because it proposes a different threshold percentage of share ownership to call a special meeting. As a result, submitting both proposals to shareholders at the 2013 annual meeting (i) would present alternative and conflicting decisions for the Company's shareholders and (ii) would create the potential for inconsistent and ambiguous results. For these reasons, the Proposal is properly excludable from the Proxy Materials under Rule 14a-8(i)(9).

B. The Proposal May Be Excluded under Rule 14a-8(i)(1) Because It is Improper under State Law and under Rule 14a-8(i)(2) Because It would Cause the Company to Violate State Law

Rule 14a-8(i)(1) permits a company to exclude a shareholder proposal from its proxy materials if the proposal is improper under state law. Although proposals worded in a precatory manner are often deemed proper under state law, such proposals may be excluded under Rule 14a-8(i)(1) if the action they recommend is itself improper under state law. *See, e.g., Pennzoil Corporation* (March 22, 1993).

Similarly, a company may exclude a shareholder proposal from its proxy materials under Rule 14a-8(i)(2) "[i]f the proposal would, if implemented, cause the company to violate any state . . . law to which it is subject."

The Company is incorporated under the laws of the Commonwealth of Virginia. Under Virginia law, and as discussed in the opinion of McGuireWoods LLP attached hereto as Exhibit B, amendments to a corporation's articles of incorporation must, in most instances, be approved by shareholders.[1]

As previously noted, the Articles require that an amendment of the Bylaws' special meeting provision be approved by an affirmative vote of a majority of the Company's shareholders. Thus, in order to "take the steps necessary unilaterally" to amend the Bylaws' special meeting proposal as requested by the Proponent, the Board would first be required to unilaterally amend the shareholder approval requirement in the Articles. Because Virginia law prohibits the Board from taking such action, the Proposal is improper under state law and may be excluded under Rule 14a-8(i)(1). For the same reason, the Proposal, if implemented, would cause the Company to violate Virginia law and may therefore also be excluded under Rule 14a-8(i)(2).

C. The Proposal May Be Excluded under Rule 14a-8(i)(6) Because the Company Would Lack the Authority to Implement the Proposal

Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal from its proxy materials "[i]f the company would lack the power or authority to implement the proposal." The Staff has previously permitted exclusion under this rule in instances where the proposal at issue would require the applicable company's board of directors to unilaterally amend the company's articles of incorporation in contravention of state law. *See, e.g., Northrop Grumman Corp* (March 10, 2008); *Boeing Co.* (February 19, 2008).

Here, the Company lacks the power and authority to implement the Proposal because the Proposal's call for unilateral Board action conflicts with the previously discussed requirement under Virginia law that shareholders approve any amendment to the Articles. Accordingly, the Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(6).

D. Portions of the Supporting Statement Contain Materially False or Misleading Statements and May Be Excluded under Rule 14a-8(i)(3)

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy materials "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials." In Staff Legal Bulletin No. 14B, the Staff noted that a company may exclude or modify a statement where, among other things, the

---

[1] Va. Code Ann. § 13.1-707. Certain routine amendments, each of which is inapplicable here, may be adopted by a corporation's board of directors without shareholder approval. Va. Code Ann. § 13.1-706.

company demonstrates objectively that a factual statement is materially false or misleading. *See also Sara Lee Corporation* (July 31, 2007) (permitting the exclusion of materially false or misleading portions of a supporting statement).

The Proponent's supporting statement claims that the Company lacks "an independent Lead Director." The supporting statement also states that Dr. Royal and Messrs. Harris and Wollard "were inside-related directors" whose "independence was further eroded" by their years of service to the Company. Given the absence of any discussion of the meaning of "independence" or "inside-related" in the supporting statement, there is no alternative but to conclude that the supporting statement's references to "independence" implicate the standards and criteria used by the Company to gauge independence.[2] As discussed in the Company's 2012 proxy statement, however, the Board has concluded that Dr. Royal and Messrs. Harris and Wollard qualify as independent under the Company's independence standards and applicable SEC and New York Stock Exchange criteria. Accordingly, the Proponents statements regarding the independence of Dr. Royal and Messrs. Harris and Wollard are materially false or misleading and may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(3).

CONCLUSION

For the reasons stated above, we believe that the Proposal may be properly excluded from the Proxy Materials. In the unforeseen circumstance that the Staff disagrees with our conclusion, we further believe that portions of the supporting statement may be properly excluded as well. If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact the undersigned at (804) 819-2139, or at meredith.s.thrower@dom.com.

Sincerely,



Meredith Sanderlin Thrower
Senior Counsel – Corporate Finance, Securities and M&A

Enclosures
cc: Mr. John Chevedden

[2] The term "inside-related" is not used by the Company, the New York Stock Exchange or the SEC to describe a type of director lack of independence. The Proponent has not provided a definition.

Exhibit A
Correspondence

Karen Doggett (Services - 6)

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, October 16, 2012 6:34 PM
To: Carter Reid (Services - 6)
Cc: Karen Doggett (Services - 6)
Subject: Rule 14a-8 Proposal (D)``
Attachments: CCE00001.pdf

Mr. Reid,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Thomas F. Farrell
Chairman of the Board
Dominion Resources Inc. (D)
120 Tredegar St
Richmond VA 23219

Dear Mr. Farrell,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

October 16, 2012
Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: Carter M. Reid <Carter.Reid@dom.com>
Corporate Secretary
PH: 804 819-2000
FX: 804-819-2202
Karen Doggett <karen.doggett@dom.com>

[D: Rule 14a-8 Proposal, October 16, 2012]
4* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting. This proposal topic won more than 60% support at CVS, Sprint and Safeway.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

The GMI/Corporate Library, an independent investment research firm has rated our company "D" since 2008 with "High Governance Risk" and "Very High Concern" in executive pay – $13 million for Thomas Farrell. Pay to Mr. Farrell in the form of stock should have performance-vesting criteria. Mr. Farrell also received an added $4 million for his retirement.

We did not have an independent board chairman or even an independent Lead Director. We did not have the right to act by written consent. The 2011 written consent shareholder proposal would have probably received a majority vote had our board been neutral on this topic.

The power of an executive pay committee and a nomination committee were combined into one committee for no good reason. The majority of this committee included John Harris, Frank Royal and David Wollard who were inside-related directors. Their independence was further eroded by 13 to 18 years of long-tenure. Mr. Harris received by far our highest negative votes. Messrs. Royal and Wollard were beyond 72-years.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance:

Special Shareowner Meetings – Proposal 4.*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Karen Doggett (Services - 6)

From: Karen Doggett (Services - 6)
Sent: Wednesday, October 17, 2012 12:25 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Sharon L. Burr (Services - 6)
Subject: RE: Rule 14a-8 Proposal (D)``

Dear Mr. Chevedden,

By way of this email, I am confirming that your proposal was received on Tuesday, October 16, 2012.

Sincerely,

Karen Doggett

Karen W. Doggett
Director - Governance and Executive Compensation
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2123/8-738-2123
karen.doggett@dom.com

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, October 16, 2012 6:34 PM
To: Carter Reid (Services - 6)
Cc: Karen Doggett (Services - 6)
Subject: Rule 14a-8 Proposal (D)``

Mr. Reid,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

Karen Doggett (Services - 6)

From: Karen Doggett (Services - 6)
Sent: Friday, October 19, 2012 2:40 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Sharon L. Burr (Services - 6); Meredith S Thrower (Services - 6)
Subject: Dominion Resources, Inc. Shareholder Proposal
Attachments: 2012-Oct-19 Chevedden Letter.pdf; SEC SLB 14G.pdf; SEC SLB 14F.pdf; SEC Rule 14a-8.pdf

Dear Mr. Chevedden,

Please see the attached letter regarding your shareholder proposal. Also attached for your reference are copies of Rule 14a-8 of the Securities Exchange Act of 1934 and Staff Legal Bulletins 14F and 14G issued by the Securities and Exchange Commission. If you have any questions, I can be reached at email address and phone number below.

Sincerely,

Karen Doggett

Karen W. Doggett
Director - Governance and Executive Compensation
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2123/8-738-2123
karen.doggett@dom.com

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219

Mailing Address: P.O. Box 26532
Richmond, VA 23261


Dominion

October 19, 2012

Sent via Electronic Mail

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

This letter confirms receipt on Tuesday, October 16, 2012 via electronic mail, of your shareholder proposal that you have submitted for inclusion in Dominion Resources, Inc.'s (Dominion) proxy statement for the 2013 Annual Meeting of Shareholders.

In accordance with Securities and Exchange Commission (SEC) regulations, we are required to notify you of any eligibility or procedural deficiencies related to your proposal. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that in order to be eligible to submit your proposal, you must submit proof of continuous ownership of at least $2,000 in market value, or 1%, of Dominion's common stock for the one-year period preceding and including the date you submitted your proposal. As of the date of this letter, we have not received your proof of ownership of Dominion common stock.

According to Dominion's records, you are not a registered holder of Dominion common stock. As explained in Rule 14a-8(b), if you are not a registered holder of Dominion common stock, you may provide proof of ownership by submitting either:

- a written statement from the record holder of your Dominion common stock (usually a bank or broker) verifying that, at the time you submitted your proposal, you continuously held the shares for at least one year; or

- if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 with the SEC, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

Please note that, pursuant to Staff Legal Bulletins 14F and 14G issued by the SEC (SLB 14F and SLB 14G), only Depository Trust Company (DTC) participants or affiliated DTC participants should be viewed as record holders of the securities deposited at DTC.

In order for your proposal to be eligible, you must provide proof of beneficial ownership of Dominion common stock from the record holder of your shares verifying continuous ownership of at least $2,000 in market value, or 1%, of Dominion's common stock for the one-year period preceding and including October 16, 2012, the date you submitted your proposal. The SEC's Rule 14a-8 requires that any response to this letter must be postmarked or transmitted electronically to Dominion no later than 14 calendar days from which you receive this letter. Your documentation and/or response may be sent to me at Dominion Resources, Inc., 120 Tredegar Street, Richmond, VA 23219, via facsimile at (804) 819-2232 or via electronic mail at karen.doggett@dom.com.

Finally, please note that in addition to the eligibility deficiency cited above, Dominion reserves the right in the future to raise any further bases upon which your proposal may be properly excluded under Rule 14a-8(i) of the Securities Exchange Act of 1934.

If you should have any questions regarding this matter, I can be reached at (804) 819-2123. For your reference, I enclose a copy of Rule 14a-8, SLB 14F and SLB 14G.

Sincerely,



Karen W. Doggett
Director-Governance and Executive Compensation

beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.*

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a

*Effective September 20, 2011, Rule 14a-8 was amended by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the

company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> *Note to Paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

> *Note to Paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

*(8) ***Director Elections***: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

> *Note to Paragraph (i)(9):* A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

> *Note to Paragraph (i)(10):* A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

---

*Effective September 20, 2011, Rule 14a-8 was amended by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along

with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

[The next page is 5733.]

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.*

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

**(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section:

***a. Predictions as to specific future market values.

*Effective September 20, 2011, Rule 14a-9 was amended by adding paragraph (c) and redesignating Notes (a), (b), (c), and (d) as a., b., c., and d., respectively, as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

**Effective September 20, 2011, Rule 14a-9 was amended by adding paragraph (c) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

***Effective September 20, 2011, Rule 14a-9 was amended by redesignating Notes (a), (b), (c), and (d) as a., b., c., and d., respectively, as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to

Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

3 If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

4 DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

5 *See* Exchange Act Rule 17Ad-8.

6 *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

7 *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

8 *Techne Corp.* (Sept. 20, 1988).

9 In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

10 For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

11 This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

12 As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

13 This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant

to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.,* Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)

(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Karen Doggett (Services - 6)

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Wednesday, October 24, 2012 4:59 PM
To:	Carter Reid (Services - 6)
Cc:	Karen Doggett (Services - 6)
Subject:	Rule 14a-8 Proposal (D) sts
Attachments:	CCE00004.pdf

Mr. Reid,
Attached are the rule 14a-8 proposal stock ownership letters. Please let me know tomorrow whether there is any question.
Sincerely,
John Chevedden

Karen Doggett (Services - 6)

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Thursday, October 25, 2012 12:00 PM
To:	Carter Reid (Services - 6)
Cc:	Karen Doggett (Services - 6)
Subject:	Rule 14a-8 Proposal (D) sts
Attachments:	CCE00000.pdf

Mr. Reid,
Attached are the rule 14a-8 proposal stock ownership letters. Please let me know tomorrow whether there is any question.
Sincerely,
John Chevedden



SPINNAKER TRUST

October 24, 2012

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden,

This is to confirm that you own no fewer than 100 shares of Dominion Resources, Inc., (D) CUSIP #25746U109 and have held them continuously since at least October 1, 2011.

Spinnaker Trust acts as custodian for these shares. Northern Trust Company, a direct participant in the Depository Trust Company, in turn acts as a master custodian for Spinnaker Trust. Northern Trust is a member of the Depository Trust Company whose nominee name is Cede & Co.

These shares are held by Northern Trust as master custodian for Spinnaker Trust. All of the shares have been held continuously since at least October 1, 2011.

Sincerely,

John P.M. Higgins
Relationship Manager

123 Free Street, P.O. Box 7160, Portland, Maine 04112-7160
207-553-7160 207-553-7162 (Fax) 888-449-3512 (Toll Free) www.spinnakertrust.com

 Northern Trust

October 24, 2012

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE Dominion Resources, Inc., (D) (Shareholder Resolution) CUSIP #25746U109

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

The Northern Trust Company is the custodian for Spinnaker Trust. As
of October 1, 2012, Spinnaker Trust held 7,510 shares of Dominion Resources, Inc., (D) CUSIP #25746U109.
The above account has continuously held at least 100 shares of D common stock since at least October 1, 2011.

Sincerely,



Rhonda Epler-Staggs
Northern Trust company
Correspondent Trust Services
(312) 444-4114

CC: John P.M. Higgins, Spinnaker Trust



SPINNAKER TRUST

Post-it® Fax Note 7671	Date 10-30-12	# of pages ▶
To Karen Doggett	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 804-819-2232	Fax #	

October 24, 2012

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden,

This is to confirm that you own no fewer than 100 shares of Dominion Resources, Inc., (D) CUSIP #25746U109 and have held them continuously since at least October 1, 2011.

Spinnaker Trust acts as custodian for these shares. Northern Trust Company, a direct participant in the Depository Trust Company, in turn acts as a master custodian for Spinnaker Trust. Northern Trust is a member of the Depository Trust Company whose nominee name is Cede & Co.

These shares are held by Northern Trust as master custodian for Spinnaker Trust. All of the shares have been held continuously since at least October 1, 2011.

Sincerely,

John P.M. Higgins
Relationship Manager

123 Free Street, P.O. Box 7160, Portland, Maine 04112-7160
207-553-7160 207-553-7162 (Fax) 888-449-3512 (Toll Free) www.spinnakertrust.com



Northern Trust

October 24, 2012

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE Dominion Resources, Inc., (D) (Shareholder Resolution) CUSIP #25746U109

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

The Northern Trust Company is the custodian for Spinnaker Trust. As of October 1, 2012, Spinnaker Trust held 7,510 shares of Dominion Resources, Inc., (D) CUSIP #25746U109.

The above account has continuously held at least 100 shares of D common stock since at least October 1, 2011.

Sincerely,



Rhonda Epler-Staggs
Northern Trust company
Correspondent Trust Services
(312) 444-4114

CC: John P.M. Higgins, Spinnaker Trust

Karen Doggett (Services - 6)

From: Karen Doggett (Services - 6)
Sent: Tuesday, October 30, 2012 2:29 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Sharon L. Burr (Services - 6); Meredith S Thrower (Services - 6)
Subject: RE: Rule 14a-8 Proposal (D) sts

Dear Mr. Chevedden,

This email confirms that we have received your ownership letters as provided by Spinnaker Trust and Northern Trust.

Please note that Dominion reserves the right in the future to raise any further bases upon which your proposal may be properly excluded under Rule 14a-8(i) of the Securities Exchange Act of 1934.

With regards,

Karen Doggett

Karen W. Doggett
Director - Governance and Executive Compensation
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2123/8-738-2123
karen.doggett@dom.com

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, October 24, 2012 4:59 PM
To: Carter Reid (Services - 6)
Cc: Karen Doggett (Services - 6)
Subject: Rule 14a-8 Proposal (D) sts

Mr. Reid,
Attached are the rule 14a-8 proposal stock ownership letters. Please let me know tomorrow whether there is any question.
Sincerely,
John Chevedden

Karen Doggett (Services - 6)

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, November 23, 2012 1:41 PM
To: Karen Doggett (Services - 6)
Cc: Sharon L. Burr (Services - 6); Meredith S Thrower (Services - 6)
Subject: Rule 14a-8 Proposal (D)``
Attachments: CCE00006.pdf

Dear Ms. Doggett,
Please see the attached Rule 14a-8 Proposal revision.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Thomas F. Farrell
Chairman of the Board
Dominion Resources Inc. (D)
120 Tredegar St
Richmond VA 23219

REVISED NOV. 23, 2012

Dear Mr. Farrell,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email*** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

October 16, 2012
Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: Carter M. Reid <Carter.Reid@dom.com>
Corporate Secretary
PH: 804 819-2000
FX: 804-819-2202 804-819-2232
Karen Doggett <karen.doggett@dom.com>

[D: Rule 14a-8 Proposal, October 16, 2012, Revised November 23, 2012]
4* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 60% support at CVS, Sprint and Safeway.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

The GMI/Corporate Library, an independent investment research firm had continuously rated our company "D" since 2008 with "High Governance Risk" and "Very High Concern" in executive pay – $13 million for Thomas Farrell. Mr. Farrell's pay in the form of stock should have performance-vesting criteria. Mr. Farrell also received an added $4 million for his retirement.

We did not have an independent board chairman or even an independent Lead Director. We did not have the right to act by written consent. The 2011 written consent shareholder proposal would have probably received a majority vote had our board been neutral on this topic.

The power of our executive pay committee and nomination committee were combined into one committee for no good reason. The majority of this committee included John Harris, Frank Royal and David Wollard who were inside-related directors. Messrs. Harris, Royal and Wollard will each make a $.5 million contribution to charity paid for by our company. Their independence was further eroded by 13 to 18 years of long-tenure. Mr. Harris received by far our highest negative votes. Messrs. Royal and Wollard were beyond age 72. Michael Szymanczyk, a new director in 2012, brought experience from the D-rated board of Altria.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance:

Special Shareowner Meetings – Proposal 4.*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Karen Doggett (Services - 6)

From: Karen Doggett (Services - 6)
Sent: Wednesday, November 28, 2012 8:17 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Sharon L. Burr (Services - 6); Meredith S Thrower (Services - 6)
Subject: RE: Rule 14a-8 Proposal (D)``

Dear Mr. Chevedden,

By way of this email, I am confirming that your revised proposal was received on Friday, November 23, 2012.

Sincerely,

Karen Doggett

Karen W. Doggett
Director - Governance and Executive Compensation
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2123/8-738-2123
karen.doggett@dom.com

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, November 23, 2012 1:41 PM
To: Karen Doggett (Services - 6)
Cc: Sharon L. Burr (Services - 6); Meredith S Thrower (Services - 6)
Subject: Rule 14a-8 Proposal (D)``

Dear Ms. Doggett,
Please see the attached Rule 14a-8 Proposal revision.
Sincerely,
John Chevedden

Exhibit B
Legal Opinion

McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, VA 23219-4030
Phone: 804.775.1000
Fax: 804.775.1061
www.mcguirewoods.com

McGUIREWOODS

December 21, 2012

Board of Directors
Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219

Re: Shareholder Proposal dated October 16, 2012 Submitted by John Chevedden

Ladies and Gentlemen:

In connection with your request to the Staff of the Securities and Exchange Commission (the "Staff") regarding the exclusion from your 2013 annual meeting proxy materials of a shareholder proposal dated October 16, 2012 (revised November 23, 2012) submitted to Dominion Resources, Inc. (the "Company") by John Chevedden (the "Shareholder Proposal"), you have asked for our opinion whether the Shareholder Proposal calls for action consistent with the laws of the Commonwealth of Virginia, the Company's jurisdiction of incorporation, and whether the Shareholder Proposal is a proper subject for shareholder action under Virginia law.

In connection with this opinion letter, we have reviewed the Company's Articles of Incorporation, as in effect on the date hereof (the "Articles"), the Company's Amended and Restated Bylaws, as in effect on the date hereof (the "Bylaws"), the Shareholder Proposal and such other records and documents as we have deemed necessary for purposes of this opinion letter.

The Shareholder Proposal requests that the Board:

> ... take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.
>
> This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Under the Virginia Stock Corporation Act ("VSCA"), a special meeting of a company's shareholders may be called by the board, the chairman of the board, the president, or "the person or persons authorized to do so by the articles of incorporation or bylaws." Va. Code Ann. § 13.1-655. Currently, neither the Company's Articles nor its Bylaws permit shareholders to call a special meeting. Instead, Article IV of the Bylaws provides that a special meeting "shall be held whenever called by the

Chairman of the Board of Directors, the Vice Chairman, the Chief Executive Officer, or a majority of the Directors." This provision, pursuant to Article V of the Articles, can only be amended by an affirmative vote of a majority of the Company's shareholders.

The Shareholder Proposal requires the Board "to take the steps necessary *unilaterally* (to the fullest extent permitted by law)" (emphasis added) to amend each appropriate governing document to give holders of ten percent of the Company's common stock the power to call special shareholder meetings. As explained above, implementation of the Shareholder Proposal would require an amendment to the Articles, which must be accomplished in compliance with the requirements of Section 13.1-707 of the VCSA (*i.e.*, the Board first must adopt the proposed amendment and submit the proposed amendment, with recommendation, to the shareholders for approval). Thus, Section 13.1-707 makes clear that the Board cannot *unilaterally* adopt an amendment to the Articles.[1]

As previously noted, the Articles require that an amendment of the Bylaws' special meeting provision be approved by an affirmative vote of a majority of the Company's shareholders. Thus, in order to "take the steps necessary unilaterally" to amend the Bylaws' special meeting proposal as requested under the Shareholder Proposal, the Board would first be required to unilaterally amend the shareholder approval requirement in the Articles. Because Virginia law does not allow the Board to take such an action on its own, the Shareholder Proposal is improper under state law.

Based on and subject to the foregoing, it is our opinion that: (i) the Shareholder Proposal, if implemented, would cause the Company and the Board to violate Virginia law and (ii) because implementation of the Shareholder Proposal would involve a violation of law, the Shareholder Proposal is not a proper subject for shareholder action under the laws of the Commonwealth of Virginia.

The foregoing opinions are being furnished only for the purpose referred to in the first paragraph of this opinion letter. At your request, we hereby consent to your delivery of a copy of this opinion to the Staff in connection with your no-action letter request. The opinions set forth herein are made as of the date hereof, and we assume no obligation to supplement this letter if any applicable laws change after the date hereof or if we become aware after the date hereof of any facts that might change the opinions expressed herein.

Very truly yours,

McGuireWoods LLP

---

[1] We note the presence of the words "to the fullest extent permitted by law" in the Shareholder Proposal. The intent of the proponent with respect to this language is not clear to us. We interpret it to mean that the amendment to the governing documents that the Board is being asked to effect unilaterally must operate as fully as the law will allow to provide the right to the shareholders to call a special meeting. This interpretation is consistent with the second paragraph of the Shareholder Proposal in which the proponent explains his intention for the right to be as unfettered as possible.